Pineal Labs Inc.



ANNUAL REPORT

17311 Castellammare Dr.

Los Angeles, CA 90272

0

https://sona.care

This Annual Report is dated October 23, 2024.

BUSINESS

sona's mission is to be the first FDA-approved music streaming service, using science-backed original compositions to help improve sleep, stress and mitigate anxiety-related symptoms. sona's restorative music has been scientifically shown to increase alpha and theta brain waves and lower stress hormones in minutes. The music is created by curated artists and Grammy-winning producers, using a music composition process backed by leading neuroscientists at UC Berkeley.

Our business model consists of two revenue sources: app subscriptions and music licensing. We currently offer a monthly and annual subscription for the paid version of sona, in addition to a free alternative with limited features.

sona labs is the dba of Pineal Labs Inc. and there are no additional subsidiaries involved with generating alternative revenue sources.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $353,000
Use of proceeds: Product development, research and development
Date: December 30, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Series B Common Stock
Final amount sold: $82,470.70 (includes StartEngine Fees)
Use of proceeds: Product development, marketing, music therapy research
Date: January 4, 2023
Offering exemption relied upon: Section 4(a)(6)

Type of security sold: SAFE
Final amount sold: $887,500.00
Use of proceeds: Product development, marketing, music therapy research
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Sold: 1,000,000
Use of proceeds: Startup costs

Date: May 01, 2019
Offering exemption relied upon: Section 4(a)(2)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $3,712. Revenue for fiscal year 2022 was $6,399. From 2022 to 2023, the company had a 42% decrease in annual revenue. In 2023, the company spent less time on sales and prioritized research and development related to product-market fit, refining growth strategy, and securing trademarks and patent.

Cost of sales

Cost of sales in 2022 was $6533. Cost of sales in 2023 was $13,873. From 2022 to 2023, cost of sales increased just under 112%. This was a result of increased hosting costs due to hosting credits expiring in 2022.

Gross margins

Gross profit in 2022 was -$134. Gross profit in 2023 was -$10,161.

Expenses

In 2022, expenses were $408,404 . The company's expenses consist of product development, legal, and validating the effectiveness of the music by conducting scientific research.

In 2023, expenses were $737,975. $486,950 includes stock-based compensation issued to employees and contractors.

Historical results and cash flows:

Over the last year, the company has significantly improved app retention and user engagement with zero marketing spend. Sona Labs expects to be more profitable in the future due to a refined product roadmap, introducing new features and improvements based on user feedback. Additionally, the company has pivoted towards a B2C model, targeting consumers looking for solutions to help sleep, stress and anxiety.

The company plans to raise a seed round in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $7,877.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE- Multiple Investors
Amount Owed: $0
Interest Rate: 0.0%

No maturity date. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


Our directors and executive officers as of the date hereof, are as follows:

Name: Neal Sarin

Neal Sarin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, & Director
Dates of Service: April, 2019 - Present
Responsibilities: Oversees all managerial functions of the company.

Other business experience in the past three years:

Employer: PINEAL Ventures
Title: Founder
Dates of Service: November, 2019 - Present
Responsibilities: Pineal Ventures invests in early stage companies in the entertainment, tech and health sectors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Common Stock
Stockholder Name: Pineal Ventures (Neal Sarin 100%)
Amount and nature of Beneficial ownership: 940,000
Percent of class: 90.6%

RELATED PARTY TRANSACTIONS

Name of Entity: Rummi Sarin
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor
Material Terms: Please see SAFE

Name of Entity: Sanjiv Sharma
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor
Material Terms: Please see SAFE

Name of Entity: Horace Heller
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor
Material Terms: StartEngine

OUR SECURITIES

The company has authorized SAFE, Series A Common Stock, and Series B Common Stock.

SAFE

The security will convert into Preferred Shares, and the terms of the SAFE are outlined below:

Amount outstanding: $1,240,500

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Subsequent Financing Round

Material Rights

There are no material rights associated with SAFE.

Series A Common Stock

The amount of security authorized is 5,000,000 with a total of 1,000,000 outstanding. This total does not include shares reserved as part of an option pool.

Voting Rights

Members and Voting Rights. The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Delaware Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Delaware Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

Material Rights

This total does not include shares reserved as part of an option pool and shares associated without outstanding SAFEs.

Series B Common Stock

The amount of security authorized is 100,000 with a total of 5,207 outstanding. This total does not include shares reserved as part of an option pool.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

There are no material rights associated with Series B Common Stock.

Note: The number of shares reserved as part of an option pool has been corrected to 136,364 shares.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for digital therapeutics. Our revenues are therefore dependent upon the market for digital therapeutics. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our sona rx. Delays or cost overruns in the development of our sona rx and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Pineal Labs Inc. was formed on April 24th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pineal Labs Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sona is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pineal Labs Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pineal Labs Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 23, 2024.

Pineal Labs Inc.

By   /s/ *Neal Sarin*

     Name: Pineal Labs Inc.

     Title: Founder

Exhibit A

FINANCIAL STATEMENTS

Pineal Labs LLC
Balance Sheet
As of December 31, 2022

	Jan 31, 22	Feb 28, 22	Mar 31, 22	Apr 30, 22	May 31, 22	Jun 30, 22	Jul 31, 22	Aug 31, 22	Sep 30, 22	Oct 31, 22	Nov 30, 22	Dec 31, 22
ASSETS												
Current Assets												
Checking/Savings												
1000 · First Republic Checking -3448	154,079	87,591	250,729	203,410	143,402	51,966	73,689	2,682	2,386	2,363	16,723	21,112
1020 · Stripe	(0)	4	4	4	4	4	4	4	4	4	4	4
Total Checking/Savings	154,079	87,595	250,732	203,413	143,405	51,969	73,693	2,686	2,389	2,367	16,726	21,115
Accounts Receivable												
1100 · Accounts Receivable	734	905	1,065	1,236	1,349	1,447	1,606	1,815	1,942	101	212	212
Total Accounts Receivable	734	905	1,065	1,236	1,349	1,447	1,606	1,815	1,942	101	212	212
Other Current Assets												
1200 · Other Receivables	-	-	-	-	-	-	-	-	-	-	9,000	9,000
1400 · Prepaid Expenses	-	-	-	-	917	833	750	667	1,208	500	417	2,093
Total Other Current Assets	-	-	-	-	917	833	750	667	1,208	500	9,417	11,093
Total Current Assets	154,812	88,500	251,797	204,649	145,671	54,249	76,049	5,168	5,540	2,968	26,355	32,421
Other Assets												
1700 · Intangible Assets												
1710 · Composing												
1711 · Composing-Org Cost	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500
1712 · Composing-Accum Amort	(3,287)	(3,569)	(3,850)	(4,131)	(4,412)	(4,694)	(4,975)	(5,256)	(5,537)	(5,819)	(6,100)	(6,381)
Total 1710 · Composing	64,213	63,931	63,650	63,369	63,088	62,806	62,525	62,244	61,963	61,681	61,400	61,119
1720 · Mastering												
1721 · Mastering-Org Cost	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
1722 · Mastering-Accum Amort	(761)	(844)	(927)	(1,011)	(1,094)	(1,177)	(1,261)	(1,344)	(1,427)	(1,511)	(1,594)	(1,677)
Total 1720 · Mastering	19,239	19,156	19,073	18,989	18,906	18,823	18,739	18,656	18,573	18,489	18,406	18,323
1730 · Mixing												
1731 · Mixing-Org Cost	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250
1732 · Mixing -Accum Amort	(1,636)	(1,808)	(1,980)	(2,152)	(2,323)	(2,495)	(2,667)	(2,839)	(3,011)	(3,183)	(3,355)	(3,527)
Total 1730 · Mixing	39,614	39,442	39,270	39,098	38,927	38,755	38,583	38,411	38,239	38,067	37,895	37,723
1740 · Graphic Designs												
1741 · Graphic Designs-Org Cost	9,394	9,394	9,394	9,394	9,394	9,394	11,734	11,734	11,734	11,734	11,734	11,734
1742 · Garphic Designs-Accum Amort	(140)	(180)	(219)	(258)	(297)	(336)	(376)	(425)	(474)	(523)	(572)	(621)
Total 1740 · Graphic Designs	9,254	9,214	9,175	9,136	9,097	9,058	11,358	11,309	11,260	11,211	11,162	11,113
1750 · App Devlopment												
1751 · App Development-Org Cost	112,370	119,870	119,870	119,969	129,969	158,469	158,469	158,469	158,469	158,469	166,469	168,382
1752 · App Development-Accum Amort	(3,541)	(4,037)	(4,537)	(5,036)	(5,536)	(6,125)	(6,785)	(7,445)	(8,106)	(8,766)	(9,443)	(10,143)
Total 1750 · App Devlopment	108,829	115,833	115,334	114,933	124,433	152,345	151,684	151,024	150,364	149,703	157,027	158,239
1760 · Trademark												

Pineal Labs LLC
Balance Sheet
As of December 31, 2022

	Jan 31, 22	Feb 28, 22	Mar 31, 22	Apr 30, 22	May 31, 22	Jun 30, 22	Jul 31, 22	Aug 31, 22	Sep 30, 22	Oct 31, 22	Nov 30, 22	Dec 31, 22
1761 · Trademark-Org Cost	4,839	4,839	4,839	4,839	4,839	4,839	4,839	5,837	5,837	5,837	5,837	5,837
1762 · Trademark-Accum Amort	(236)	(256)	(276)	(297)	(317)	(337)	(357)	(381)	(405)	(429)	(454)	(478)
Total 1760 · Trademark	4,603	4,583	4,563	4,542	4,522	4,502	4,482	5,456	5,432	5,408	5,383	5,359
1770 · Patenting												
1771 · Patenting-Org Cost	36,762	36,762	43,962	51,502	51,502	51,502	52,425	52,425	52,425	52,425	52,425	52,425
1772 · Patenting-Accum Amorti	(1,903)	(2,056)	(2,229)	(2,433)	(2,648)	(2,863)	(3,080)	(3,298)	(3,516)	(3,735)	(3,953)	(4,172)
Total 1770 · Patenting	34,859	34,706	41,733	49,069	48,854	48,639	49,345	49,127	48,909	48,690	48,472	48,253
1790 · Research-Study												
1791 · Research-Study-Org Cost	45,000	45,000	45,000	45,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000
1792 · Research-Study-Accum Amort	(3,308)	(3,496)	(3,683)	(3,871)	(4,097)	(4,347)	(4,597)	(4,847)	(5,097)	(5,347)	(5,597)	(5,847)
Total 1790 · Research-Study	41,692	41,504	41,317	41,129	55,903	55,653	55,403	55,153	54,903	54,653	54,403	54,153
1800 · Legal Fees												
1801 · Legal Fees- Org Cost	5,079	5,079	5,079	14,352	14,352	17,474	17,883	31,834	31,834	31,834	31,834	31,834
1802 · Legal Fees-Accum Amort	(19)	(40)	(61)	(104)	(164)	(234)	(308)	(414)	(547)	(680)	(812)	(945)
Total 1800 · Legal Fees	5,060	5,038	5,017	14,248	14,188	17,240	17,575	31,419	31,287	31,154	31,021	30,889
Total 1700 · Intangible Assets	327,362	333,409	339,131	354,514	377,918	407,821	409,695	422,799	420,928	419,057	425,170	425,171
Total Other Assets	327,362	333,409	339,131	354,514	377,918	407,821	409,695	422,799	420,928	419,057	425,170	425,171
TOTAL ASSETS	**482,175**	**421,909**	**590,929**	**559,162**	**523,589**	**462,070**	**485,744**	**427,967**	**426,468**	**422,025**	**451,525**	**457,592**
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
2000 · Accounts Payable	152	152	153	154	155	156	157	-	351	352	352	354
Total Accounts Payable	152	152	153	154	155	156	157	-	351	352	352	354
Credit Cards												
2520 · Chase Credit Card 5356	4,850	2,392	1,685	162	3,415	1,177	3,338	97	3,941	4,744	1,235	4,221
Total Credit Cards	4,850	2,392	1,685	162	3,415	1,177	3,338	97	3,941	4,744	1,235	4,221
Other Current Liabilities												
2200 · Accrued Liabilities	-	-	-	-	-	-	-	-	-	-	1	-
Total Other Current Liabilities	-	-	-	-	-	-	-	-	-	-	1	-
Total Current Liabilities	5,002	2,544	1,838	316	3,570	1,333	3,495	97	4,292	5,096	1,588	4,575
Total Liabilities	5,002	2,544	1,838	316	3,570	1,333	3,495	97	4,292	5,096	1,588	4,575
Equity												
3010 · Common Stock	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557
3030 · Crowd Funding	-	-	-	-	-	-	-	-	-	-	65,041	65,041
3040 · SAFE	612,500	612,500	812,500	812,500	812,500	812,500	887,500	887,500	897,500	897,500	897,500	917,500
3900 · Retained Earnings	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)	(404,344)

Pineal Labs LLC
Balance Sheet
As of December 31, 2022

	Jan 31, 22	Feb 28, 22	Mar 31, 22	Apr 30, 22	May 31, 22	Jun 30, 22	Jul 31, 22	Aug 31, 22	Sep 30, 22	Oct 31, 22	Nov 30, 22	Dec 31, 22
Net Income	(39,541)	(97,349)	(127,623)	(157,866)	(196,694)	(255,976)	(309,463)	(363,843)	(379,537)	(384,784)	(416,817)	(433,737)
Total Equity	477,172	419,364	589,090	558,847	520,019	460,737	482,249	427,870	422,176	416,929	449,937	453,017
TOTAL LIABILITIES & EQUITY	482,175	421,909	590,929	559,162	523,589	462,070	485,744	427,967	426,468	422,025	451,525	457,592

Pineal Labs LLC
Income Statement
January through December 2022

	Jan 22	Feb 22	Mar 22	Apr 22	May 22	Jun 22	Jul 22	Aug 22	Sep 22	Oct 22	Nov 22	Dec 22	TOTAL
Ordinary Income/Expense													
Income													
4000 · Revenue													
4010 · Subscription	169	45	1,248	516	15	720	301	15	714	429	15	463	4,650
4040 · Royalties	183	181	180	201	113	98	160	209	127	187	111	-	1,750
Total 4000 · Revenue	352	226	1,428	717	128	818	460	224	841	616	126	463	6,399
Total Income	352	226	1,428	717	128	818	460	224	841	616	126	463	6,399
Cost of Goods Sold													
5000 · Cost of Revenue													
5080 · Application Hosting	-	-	-	-	-	-	779	944	1,145	1,171	1,212	1,171	6,422
5090 · Merchant Fees	13	13	23	33	2	2	2	2	17	2	2	2	111
Total 5000 · Cost of Revenue	13	13	23	33	2	2	781	945	1,161	1,173	1,214	1,173	6,533
Total COGS	13	13	23	33	2	2	781	945	1,161	1,173	1,214	1,173	6,533
Gross Profit	339	213	1,405	684	127	816	(321)	(722)	(320)	(557)	(1,088)	(709)	(134)
Expense													
6000 · Payroll Expenses													
6110 · Gross Salaries	26,750	31,750	17,917	17,917	25,875	40,750	33,833	28,833	5,000	-	-	12,720	241,345
6120 · Bonus	5,000	-	-	-	-	6,917	6,917	-	-	-	-	-	18,833
6140 · Payroll Taxes	3,449	2,505	1,365	1,365	1,974	3,112	3,112	2,203	383	-	-	-	19,469
6170 · Health Insurance	(19)	1,891	(20)	(20)	2,847	(21)	(21)	14	96	112	112	112	5,084
6210 · Payroll Fees	51	57	57	57	57	57	57	57	57	57	57	57	678
Total 6000 · Payroll Expenses	35,231	36,204	19,319	19,319	30,753	50,815	43,898	31,108	5,535	169	169	12,889	285,409
7200 · Facilities													
7215 · Email and Document Sharing	-	-	-	-	-	-	-	-	-	-	120	-	120
7225 · Internet Access	-	96	-	-	-	110	104	47	47	47	47	47	546
7250 · Rent	199	199	299	299	524	299	-	-	-	-	-	-	1,819
7270 · Office Supplies	271	50	50	507	50	50	282	50	162	-	126	50	1,648
Total 7200 · Facilities	470	345	349	806	574	459	386	97	209	47	294	97	4,132
7300 · Travel & Entertainment													
7330 · Ground Transportation	439	-	26	44	-	181	-	-	-	303	108	88	1,190
7340 · Meals and Entertainment	303	-	49	96	145	164	-	-	-	-	31	-	788
7350 · Parking	-	-	-	-	-	-	-	-	-	-	14	-	14
7360 · Airfare	60	208	-	-	-	512	-	-	-	41	229	199	1,248
7370 · Accomodation	554	-	-	-	-	353	-	215	-	214	-	-	1,335
Total 7300 · Travel & Entertainment	1,356	208	75	140	145	1,211	-	215	-	557	382	287	4,575
7400 · Professional and Legal Fees													
7410 · Accounting Fees	1	1	1	1	1	1	1	1	351	1	1	1	362

Pineal Labs LLC
Income Statement
January through December 2022

	Jan 22	Feb 22	Mar 22	Apr 22	May 22	Jun 22	Jul 22	Aug 22	Sep 22	Oct 22	Nov 22	Dec 22	TOTAL
7415 · Tax filing fees	-	-	-	-	-	-	-	-	1,650	-	-	-	1,650
7430 · Legal Fees	249	2,880	-	598	-	300	400	1,967	249	249	-	-	6,892
7480 · Consultants & Contractors	-	3,333	1,668	1,668	1,668	2,293	625	625	625	625	-	-	13,130
Total 7400 · Professional and Legal Fees	250	6,214	1,669	2,267	1,669	2,594	1,026	2,593	2,875	875	1	1	22,035
7500 · Marketing													
7520 · Marketing Services	15	1,035	-	10	733	33	3,499	3,000	3,995	625	625	-	13,570
7550 · Conferences & Seminars	30	-	-	-	-	-	-	-	-	-	299	-	329
7565 · Advertising & Promotion	805	10,449	2,482	6,162	3,079	3,060	1,905	14,347	320	117	100	100	42,927
7575 · Marketing Consultant	-	-	-	-	-	-	-	-	-	-	25,000	-	25,000
Total 7500 · Marketing	850	11,484	2,482	6,172	3,813	3,094	5,404	17,347	4,315	742	26,024	100	81,826
7600 · Administrative Expenses													
7610 · Bank Service Charges	-	-	-	-	-	-	-	121	149	86	121	90	567
7630 · Software Subscription													
7631 · Graphic Design(P&L)	-	1,332	-	-	-	-	-	-	183	-	924	-	2,438
7636 · Application Software	472	782	2,266	694	405	182	655	333	236	342	218	835	7,421
Total 7630 · Software Subscription	472	2,113	2,266	694	405	182	655	333	419	342	1,142	835	9,859
Total 7600 · Administrative Expenses	472	2,113	2,266	694	405	182	655	453	568	428	1,264	925	10,426
Total Expense	38,630	56,567	26,161	29,398	37,358	58,354	51,369	51,814	13,503	2,819	28,133	14,299	408,404
Net Ordinary Income	(38,291)	(56,354)	(24,756)	(28,714)	(37,232)	(57,538)	(51,690)	(52,535)	(13,823)	(3,376)	(29,220)	(15,009)	(408,538)
Other Income/Expense													
Other Expense													
9010 · Taxes	-	-	4,041	-	-	25	-	-	-	-	925	-	4,991
9020 · Amortization Expense	1,250	1,454	1,477	1,530	1,596	1,719	1,798	1,844	1,871	1,871	1,888	1,911	20,208
Total Other Expense	1,250	1,454	5,518	1,530	1,596	1,744	1,798	1,844	1,871	1,871	2,813	1,911	25,199
Net Other Income	(1,250)	(1,454)	(5,518)	(1,530)	(1,596)	(1,744)	(1,798)	(1,844)	(1,871)	(1,871)	(2,813)	(1,911)	(25,199)
Net Income	(39,541)	(57,808)	(30,274)	(30,244)	(38,828)	(59,282)	(53,488)	(54,380)	(15,694)	(5,247)	(32,033)	(16,920)	(433,737)

Pineal Labs LLC
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	(433,737)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1100 · Accounts Receivable	348
1200 · Other Receivables	(9,000)
1400 · Prepaid Expenses	(2,093)
2000 · Accounts Payable	203
2520 · Chase Credit Card 5356	4,276
Net cash provided by Operating Activities	(440,004)
INVESTING ACTIVITIES	
1711 · Composing-Org Cost	(7,500)
1712 · Composing-Accum Amort	3,362
1722 · Mastering-Accum Amort	1,000
1732 · Mixing -Accum Amort	2,063
1741 · Graphic Designs-Org Cost	(3,450)
1742 · Garphic Designs-Accum Amort	519
1751 · App Development-Org Cost	(94,511)
1752 · App Development-Accum Amort	6,915
1761 · Trademark-Org Cost	(2,692)
1762 · Trademark-Accum Amort	259
1771 · Patenting-Org Cost	(16,140)
1772 · Patenting-Accum Amorti	2,421
1791 · Research-Study-Org Cost	(15,000)
1792 · Research-Study-Accum Amort	2,726
1801 · Legal Fees- Org Cost	(31,834)
1802 · Legal Fees-Accum Amort	945
Net cash provided by Investing Activities	(150,919)
FINANCING ACTIVITIES	

Pineal Labs LLC

Statement of Cash Flows

January through December 2022

	Jan - Dec 22
3030 · Crowd Funding	65,041
3040 · SAFE	355,000
Net cash provided by Financing Activities	420,041
Net cash increase for period	(170,881)
Cash at beginning of period	191,996
Cash at end of period	21,115

Pineal Labs LLC
Balance Sheet
As of December 31, 2023

	Jan 31, 23	Feb 28, 23	Mar 31, 23	Apr 30, 23	May 31, 23	Jun 30, 23	Jul 31, 23	Aug 31, 23	Sep 30, 23	Oct 31, 23	Nov 30, 23	Dec 31, 23
ASSETS												
Current Assets												
Checking/Savings												
1000 · First Republic Checking -3448	83,928	45,145	15,421	19,669	4,422	2,387	4,431	2,649	66,244	42,750	32,838	7,369
1020 · Stripe	4	4	4	4	4	4	4	4	4	4	4	4
1030 · Brex-9339	-	-	-	-	-	9,858	1,215	73	931	789	646	504
Total Checking/Savings	83,932	45,148	15,424	19,673	4,425	12,249	5,650	2,726	67,179	43,542	33,488	7,877
Accounts Receivable												
1100 · Accounts Receivable	360	478	591	684	705	727	737	745	459	469	477	485
Total Accounts Receivable	360	478	591	684	705	727	737	745	459	469	477	485
Other Current Assets												
1200 · Other Receivables	9,000	9,000	9,000	7,000	7,000	7,000	8,000	-	-	-	-	-
1400 · Prepaid Expenses	1,850	1,607	1,363	1,120	960	800	640	480	320	160	-	1,760
1410 · Tax Receivable	-	-	9,244	9,244	9,244	9,244	9,244	9,244	9,244	9,244	9,244	9,244
Total Other Current Assets	10,850	10,607	19,608	17,364	17,204	17,044	17,884	9,724	9,564	9,404	9,244	11,004
Total Current Assets	95,142	56,233	35,623	37,721	22,334	30,020	24,271	13,195	77,202	53,416	43,209	19,366
Other Assets												
1700 · Intangible Assets												
1710 · Composing												
1711 · Composing-Org Cost	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500	67,500
1712 · Composing-Accum Amort	(6,662)	(6,944)	(7,225)	(7,506)	(7,787)	(8,069)	(8,350)	(8,631)	(8,912)	(9,194)	(9,475)	(9,756)
Total 1710 · Composing	60,838	60,556	60,275	59,994	59,713	59,431	59,150	58,869	58,588	58,306	58,025	57,744
1720 · Mastering												
1721 · Mastering-Org Cost	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
1722 · Mastering-Accum Amort	(1,761)	(1,844)	(1,927)	(2,011)	(2,094)	(2,177)	(2,261)	(2,344)	(2,427)	(2,511)	(2,594)	(2,677)
Total 1720 · Mastering	18,239	18,156	18,073	17,989	17,906	17,823	17,739	17,656	17,573	17,489	17,406	17,323
1730 · Mixing												
1731 · Mixing-Org Cost	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250	41,250
1732 · Mixing -Accum Amort	(3,698)	(3,870)	(4,042)	(4,214)	(4,386)	(4,558)	(4,730)	(4,902)	(5,073)	(5,245)	(5,417)	(5,589)
Total 1730 · Mixing	37,552	37,380	37,208	37,036	36,864	36,692	36,520	36,348	36,177	36,005	35,833	35,661
1740 · Graphic Designs												
1741 · Graphic Designs-Org Cost	11,734	11,734	11,734	11,734	11,734	11,734	11,734	11,734	11,734	11,734	11,734	11,734
1742 · Garphic Designs-Accum Amort	(670)	(718)	(767)	(816)	(865)	(914)	(963)	(1,012)	(1,061)	(1,110)	(1,158)	(1,207)

Pineal Labs LLC
Balance Sheet
As of December 31, 2023

	Jan 31, 23	Feb 28, 23	Mar 31, 23	Apr 30, 23	May 31, 23	Jun 30, 23	Jul 31, 23	Aug 31, 23	Sep 30, 23	Oct 31, 23	Nov 30, 23	Dec 31, 23
Total 1740 · Graphic Designs	11,064	11,016	10,967	10,918	10,869	10,820	10,771	10,722	10,673	10,624	10,575	10,527
1750 · App Devlopment												
1751 · App Development-Org Cost	176,469	180,469	184,469	189,469	193,744	193,744	201,744	201,744	201,744	201,744	201,744	201,744
1752 · App Development-Accum Amort	(10,876)	(11,627)	(12,393)	(13,180)	(13,982)	(14,789)	(15,610)	(16,451)	(17,292)	(18,132)	(18,973)	(19,813)
Total 1750 · App Devlopment	165,593	168,842	172,077	176,289	179,763	178,955	186,134	185,293	184,453	183,612	182,772	181,931
1760 · Trademark												
1761 · Trademark-Org Cost	5,837	5,837	5,837	5,837	5,837	5,837	5,837	5,837	5,837	5,837	5,837	6,436
1762 · Trademark-Accum Amort	(502)	(527)	(551)	(575)	(600)	(624)	(648)	(673)	(697)	(721)	(746)	(772)
Total 1760 · Trademark	5,335	5,310	5,286	5,262	5,237	5,213	5,189	5,164	5,140	5,116	5,091	5,664
1770 · Patenting												
1771 · Patenting-Org Cost	64,675	69,925	69,925	70,604	70,604	70,604	70,604	78,604	78,604	86,876	86,876	86,876
1772 · Patenting-Accum Amorti	(4,415)	(4,696)	(4,987)	(5,281)	(5,576)	(5,870)	(6,164)	(6,483)	(6,810)	(7,163)	(7,525)	(7,887)
Total 1770 · Patenting	60,260	65,229	64,938	65,323	65,028	64,734	64,440	72,121	71,794	79,713	79,351	78,989
1790 · Research-Study												
1791 · Research-Study-Org Cost	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000
1792 · Research-Study-Accum Amort	(6,097)	(6,347)	(6,597)	(6,847)	(7,097)	(7,347)	(7,597)	(7,847)	(8,097)	(8,347)	(8,597)	(8,847)
Total 1790 · Research-Study	53,903	53,653	53,403	53,153	52,903	52,653	52,403	52,153	51,903	51,653	51,403	51,153
1800 · Legal Fees												
1801 · Legal Fees- Org Cost	31,834	31,834	31,834	31,834	31,834	31,834	31,834	31,834	31,834	31,834	31,834	31,834
1802 · Legal Fees-Accum Amort	(1,078)	(1,210)	(1,343)	(1,476)	(1,608)	(1,741)	(1,873)	(2,006)	(2,139)	(2,271)	(2,404)	(2,537)
Total 1800 · Legal Fees	30,756	30,623	30,491	30,358	30,226	30,093	29,960	29,828	29,695	29,562	29,430	29,297
Total 1700 · Intangible Assets	443,540	450,765	452,716	456,322	458,509	456,415	462,307	468,155	465,995	472,081	469,886	468,289
Total Other Assets	443,540	450,765	452,716	456,322	458,509	456,415	462,307	468,155	465,995	472,081	469,886	468,289
TOTAL ASSETS	538,682	506,999	488,339	494,043	480,843	486,435	486,579	481,351	543,197	525,497	513,095	487,655
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
2000 · Accounts Payable	355	356	357	358	359	360	361	-	1	1	2	2
Total Accounts Payable	355	356	357	358	359	360	361	-	1	1	2	2
Credit Cards												
2520 · Chase Credit Card 5356	1,203	1,811	4,578	1,137	3,657	4,996	4,921	4,805	4,954	4,753	5,144	4,958
Total Credit Cards	1,203	1,811	4,578	1,137	3,657	4,996	4,921	4,805	4,954	4,753	5,144	4,958

Pineal Labs LLC
Balance Sheet
As of December 31, 2023

	Jan 31, 23	Feb 28, 23	Mar 31, 23	Apr 30, 23	May 31, 23	Jun 30, 23	Jul 31, 23	Aug 31, 23	Sep 30, 23	Oct 31, 23	Nov 30, 23	Dec 31, 23
Other Current Liabilities												
2800 · Investment	-	-	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585
Total Other Current Liabilities	-	-	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585	1,585
Total Current Liabilities	1,558	2,167	6,520	3,080	5,601	6,941	6,867	6,390	6,540	6,339	6,731	6,545
Total Liabilities	1,558	2,167	6,520	3,080	5,601	6,941	6,867	6,390	6,540	6,339	6,731	6,545
Equity												
3010 · Common Stock	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557	308,557
3030 · Crowd Funding	70,815	70,815	71,032	71,032	71,032	71,032	75,569	75,569	75,569	75,569	75,569	75,569
3040 · SAFE	1,037,500	1,037,500	1,037,500	1,087,500	1,087,500	1,107,500	1,117,500	1,117,500	1,187,500	1,256,500	1,256,500	1,240,500
3050 · ESOPs	-	-	-	-	-	-	-	-	-	-	-	486,950
3300 · Issuance Cost	-	-	-	-	(6,442)	(11,442)	(16,442)	(16,442)	(16,442)	(17,552)	(18,084)	(18,084)
3900 · Retained Earnings	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)	(838,081)
Net Income	(41,667)	(73,960)	(97,188)	(138,045)	(147,324)	(158,072)	(167,391)	(172,142)	(180,446)	(265,835)	(278,097)	(774,302)
Total Equity	537,125	504,832	481,820	490,963	475,242	479,494	479,712	474,960	536,657	519,159	506,364	481,109
TOTAL LIABILITIES & EQUITY	538,682	506,999	488,339	494,043	480,843	486,435	486,579	481,351	543,197	525,497	513,095	487,655

Pineal Labs LLC
Income Statement
January through December 2023

	Jan 23	Feb 23	Mar 23	Apr 23	May 23	Jun 23	Jul 23	Aug 23	Sep 23	Oct 23	Nov 23	Dec 23	TOTAL
Ordinary Income/Expense													
Income													
4000 · Revenue													
4010 · Subscription	113	249	411	231	385	247	284	228	247	260	239	253	3,147
4040 · Royalties	148	118	113	93	21	23	9	8	7	10	8	8	565
Total 4000 · Revenue	261	367	524	324	406	270	294	236	253	270	246	261	3,712
Total Income	261	367	524	324	406	270	294	236	253	270	246	261	3,712
Cost of Goods Sold													
5000 · Cost of Revenue													
5080 · Application Hosting	1,185	1,168	1,062	1,170	1,139	1,193	1,140	1,173	1,156	1,138	1,172	1,141	13,838
5090 · Merchant Fees	3	2	16	2	1	1	1	1	1	1	1	1	35
Total 5000 · Cost of Revenue	1,189	1,170	1,078	1,173	1,140	1,194	1,141	1,175	1,157	1,139	1,173	1,142	13,873
Total COGS	1,189	1,170	1,078	1,173	1,140	1,194	1,141	1,175	1,157	1,139	1,173	1,142	13,873
Gross Profit	(928)	(803)	(554)	(849)	(734)	(925)	(847)	(939)	(904)	(869)	(927)	(881)	(10,161)
Expense													
6000 · Payroll Expenses													
6110 · Gross Salaries	21,720	21,720	10,860	27,747	-	4,167	4,167	-	4,150	80,470	4,150	4,150	183,300
6140 · Payroll Taxes	2,299	1,662	831	2,123	-	319	319	-	317	317	317	(18)	8,486
6170 · Health Insurance	112	112	112	-	224	112	112	112	115	115	115	115	1,356
6210 · Payroll Fees	57	51	51	51	51	51	51	51	51	46	46	46	603
6280 · Stock based Compensation	-	-	-	-	-	-	-	-	-	-	-	486,950	486,950
Total 6000 · Payroll Expenses	24,188	23,545	11,854	29,920	275	4,648	4,648	163	4,634	80,949	4,629	491,243	680,695
7200 · Facilities													
7225 · Internet Access	47	48	48	48	48	48	48	48	48	48	48	48	576
7240 · Insurance Expense	-	-	-	-	705	142	142	142	142	142	142	142	1,701
7270 · Office Supplies	50	170	50	592	559	428	17	42	-	-	-	22	1,929
Total 7200 · Facilities	97	218	98	640	1,312	618	207	232	190	190	190	212	4,205
7300 · Travel & Entertainment													
7330 · Ground Transportation	-	68	-	-	-	-	-	-	-	-	-	64	132
7340 · Meals and Entertainment	7	66	-	-	-	52	-	-	13	22	-	-	160
7360 · Airfare	-	-	823	-	-	-	-	-	-	-	-	-	823
7370 · Accomodation	-	575	615	-	-	-	-	-	-	-	-	-	1,190
Total 7300 · Travel & Entertainment	7	709	1,438	-	-	52	-	-	13	22	-	64	2,304
7400 · Professional and Legal Fees													
7410 · Accounting Fees	1	1	1	1	1	1	1	1	1	1	1	1	12
7415 · Tax filing fees	-	1,811	50	1,100	-	-	-	-	-	-	-	-	2,961
7430 · Legal Fees	2,161	-	-	598	3,567	-	-	-	-	-	-	-	6,326

Pineal Labs LLC
Income Statement
January through December 2023

	Jan 23	Feb 23	Mar 23	Apr 23	May 23	Jun 23	Jul 23	Aug 23	Sep 23	Oct 23	Nov 23	Dec 23	TOTAL
7435 · Other Professional fees	249	-	-	-	-	-	-	-	299	249	-	800	1,597
7440 · Immigration Fees	-	-	-	1,585	-	-	-	-	-	-	-	-	1,585
7445 · Registered Agent Fees	-	-	-	-	-	-	-	-	-	-	3,674	-	3,674
7480 · Consultants & Contractors	10,000	750	750	750	-	436	-	-	-	273	-	-	12,959
Total 7400 · Professional and Legal Fees	12,411	2,562	801	4,034	3,568	437	1	1	300	523	3,675	801	29,115
7500 · Marketing													
7520 · Marketing Services	625	1,150	768	1,100	232	936	450	450				-	5,711
7550 · Conferences & Seminars	-	-	532					-	-	-	-	-	532
7565 · Advertising & Promotion	100	850	2,600	1,750	450	450	450	264	470	150	122	100	7,756
Total 7500 · Marketing	725	2,000	3,900	2,850	682	1,386	900	714	470	150	122	100	13,999
7600 · Administrative Expenses													
7610 · Bank Service Charges	20	40	99	77	87	159	188	224	304	136	194	138	1,666
7630 · Software Subscription													
7636 · Application Software	1,321	391	524	414	533	428	419	328	328	364	331	569	5,950
Total 7630 · Software Subscription	1,321	391	524	414	533	428	419	328	328	364	331	569	5,950
Total 7600 · Administrative Expenses	1,342	431	624	490	620	587	608	552	631	500	524	707	7,616
Total Expense	38,770	29,465	18,714	37,935	6,457	7,729	6,364	1,661	6,239	82,334	9,140	493,127	737,935
Net Ordinary Income	(39,698)	(30,268)	(19,269)	(38,783)	(7,191)	(8,654)	(7,211)	(2,600)	(7,143)	(83,203)	(10,068)	(494,008)	(748,096)
Other Income/Expense													
Other Expense													
9000 · Other Expenses	-	-	-	-	-	-	-	-	(1,000)	-	-	-	(1,000)
9010 · Taxes	-	-	1,911	-	-	-	-	-	-	-	-	-	1,911
9020 · Amortization Expense	1,969	2,025	2,049	2,074	2,088	2,094	2,108	2,152	2,160	2,186	2,195	2,197	25,295
Total Other Expense	1,969	2,025	3,960	2,074	2,088	2,094	2,108	2,152	1,160	2,186	2,195	2,197	26,206
Net Other Income	(1,969)	(2,025)	(3,960)	(2,074)	(2,088)	(2,094)	(2,108)	(2,152)	(1,160)	(2,186)	(2,195)	(2,197)	(26,206)
Net Income	(41,667)	(32,293)	(23,228)	(40,857)	(9,279)	(10,748)	(9,319)	(4,752)	(8,304)	(85,389)	(12,263)	(496,205)	(774,302)

Pineal Labs LLC
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
	(774,302)
1100 · Accounts Receivable	(272)
1200 · Other Receivables	9,000
1400 · Prepaid Expenses	333
1410 · Tax Receivable	(9,244)
2000 · Accounts Payable	(352)
2520 · Chase Credit Card 5356	737
2800 · Investment	1,585
Net cash provided by Operating Activities	(772,515)
INVESTING ACTIVITIES	
	3,375
	1,000
	2,063
	587
	(33,363)
	9,670
	(599)
	294
	(34,451)
	3,715
	3,000
	1,592
Net cash provided by Investing Activities	(43,118)
FINANCING ACTIVITIES	
	10,528
	323,000

Pineal Labs LLC
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
	486,950
	(18,084)
Net cash provided by Financing Activities	802,394
Net cash increase for period	(13,239)
Cash at beginning of period	21,115
Cash at end of period	7,877

| | Common stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Issuance of founders stock	940,000	9	248,548		
Shares issued for cash					
Shares issued for services	60,000	1	59,999		
Stock option compensation					
Net income (loss)				(838,081)	(433,737)
December 31, 2022	1,000,000	$ 10	$ 308,547	$ (838,081)	$ (433,737)
Shares issued for cash	5,207	75,569			
Shares issued for services	31,954				
Issuance Cost			(18,084)		
Stock option compensation			486,949		
Net income (loss)			-	(806,374)	(806,374)
December 31, 2023	1,037,161	$ 75,579	$ 777,413	$ (1,644,455)	$ (1,240,111)

NOTE 1 – NATURE OF OPERATIONS

Pineal Labs, Inc. (dba Sona Labs) was formed on August 10th, 2021 ("Inception") in the State of Delaware. The financial statements of Pineal Labs Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Sona Labs is a digital therapeutics company, using science-backed music to improve mental health. sona produces original music made in collaboration with Grammy-winning producers and neuroscientists at UC Berkeley. The music is designed to increase alpha & theta brain waves to help sleep, stress and anxiety. The music is distributed through a mobile application called "sona", which generates subscription revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from mobile app subscriptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt

The Company has $6,545 in outstanding debt as of December 31, 2023, compared to $4,575 in 2022.

The Company is in compliance with all debt covenants as of December 31, 2023.

Assets

The Company has $487,655 in total assets as of December 31, 2023, compared to $457,592 in 2022. The Company's total assets increased by 6.57% compared to 2022, primarily due to increased patent-related expenditure. Amortization expense was $25,295 in 2023, compared to $20,208 in 2022.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,250,000 shares of our common stock with par value of $0.00001. As of December 31st, 2023, the company has currently issued 1,037,161 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Rummi Sarin
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor

Name of Entity: Sanjiv Sharma
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor

Name of Entity: Horace Heller
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investor

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through December 31, 2023. There have been no other events or transactions during this time which would have a material effect on these financial statements.

sona

I, Neal Sarin, the Founder of Pineal Labs Inc., hereby certify that the financial statements of Pineal Labs Inc. and notes thereto for the periods ending December 31st, 2022 and December 31st, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below accurately reflects the information reported on our federal income tax returns.

For the year 2022, the amounts reported on our tax returns were total income of $6,399; taxable income of -$470,336, and total tax of $4991.

For the year 2023, the amounts reported on our tax returns were total income of $3,712; taxable income of -$326,525, and total tax of $1911.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of October 14th, 2024 (Date of Execution).

_____ (Signature)

_____Founder_____ (Title)

_____10/14/2024_____ (Date)

CERTIFICATION

I, Neal Sarin, Principal Executive Officer of Pineal Labs Inc., hereby certify that the financial statements of Pineal Labs Inc. included in this Report are true and complete in all material respects.

Neal Sarin

Founder